Exhibit 99.1

Date: News Release: Ticker Symbols:	August 13, 2026 26-29 TSXV: MOON; NASDAQ: BMM

Blue Moon Clarifies State of Nussir Project

TORONTO, Ontario – August 13, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM) today responds to and categorically refutes a series of inaccurate statements and misinformation published about the Company by Viceroy Research Group ("Viceroy") in a self-serving short seller report. The Company believes this report (the "Viceroy Report") amounts to nothing more than a typical "short-and-distort" campaign, and cautions investors that this report contains numerous false, unfounded and meritless statements about the Company. Short seller arguments have been derived from speculation rather than facts and formed without any effort to interact with the Company to gain a fulsome understanding of its business plan and prospects. The authors disregard the far more considered opinions of not only Company management, but also the informed views of various leading investment banks, each of which have, unlike the authors, conducted their own extensive due diligence including site visits alongside dozens of institutional investors, including some of the largest shareholders in the Company.

Blue Moon believes the sole purpose of Viceroy’s campaign is to profit from a decline in the price of Blue Moon common shares at the expense of its long-term shareholders. Viceroy itself has disclosed that it may benefit from a decline in the price of the Company’s securities. Shareholders should consider Viceroy’s direct financial interest in a decline in the price of the Company's securities when assessing the credibility, objectivity and reliability of the Viceroy Report. The Company reiterates that its disclosure record remains complete and current, including properly identifying risks to an investment in the Company, and such disclosure will be promptly updated as developments occur in the future.

Nussir's Permits and Construction – All Permits in Good Standing and Construction on Track

The Viceroy Report claims that that the June 17, 2026, decision of the Supreme Court of Norway (the "Engebø Judgment"), which concerned the environmental permit of an unrelated mining project approximately 1,300 km away, may have implications for the Company's brownfield Nussir copper-silver-gold project ("Nussir" or the "Project"). All permits at Nussir are in good standing. The Company is fully aware of developments in Norway and remains in regular contact with the relevant permitting authorities and ministries, including the Norwegian Environment Agency.

"This project has all the necessary permits. Nussir is an important project, not least because it involves the extraction of copper—a critical and strategic raw material. The fact that the EU Commission has also designated Nussir as a strategic project for Europe demonstrates the project's importance," says Minister of Trade and Industry Cecilie Myrseth. "This government places a high priority on the minerals industry, and we want to realize more high-quality mineral projects that create jobs and generate value," Myrseth emphasizes.

The assertion that the Project's tailings disposal permit "will be revoked" as a result of the Engebø Judgment is blatantly unfounded and inaccurate. The Engebø Judgment does not (i) involve or apply to Nussir ASA, the subsidiary of Blue Moon which holds the extraction licences and exploration licences associated with the Project, or (ii) stand for a blanket prohibition on the sea disposal of tailings as posited in the Viceroy Report. The Supreme Court of Norway narrowly found only that the justification underlying the 2016 Engebø permit issued to that project's owner, Nordic Mining ASA ("Nordic Mining"), did not satisfy the requirements of the EU Water Framework Directive and required the Government of Norway to reassess that permit; that reassessment is now underway. Nordic Mining continues to operate the Engebø project during this period of reassessment. As part of this reassessment, the Government of Norway has indicated that it will consider whether the judgment has any significance for the Nussir permit and expressly declined to treat the Engebø and Nussir permits as automatically equivalent. Blue Moon has received no indications that it will do so.

Date: News Release: Ticker Symbols:	August 13, 2026 26-29 TSXV: MOON; NASDAQ: BMM

The Company has not received any notification or indication that Nussir ASA will be the subject of any such analogous challenge that could result in a judgment similar to the Engebø Judgment. In Q2 2026, the Norwegian Environment Agency approved the Nussir Project's Mine Waste Management Plan following a public comment period and issued an amendment to the Discharge Permit incorporating the latest Mine Waste Management Plan. The Minister of Climate and Environment of Norway has stated publicly that the Engebø Judgment does not make sea disposal generally unlawful and the Supreme Court of Norway expressly did not rule that a similar permit could not be issued today on a different basis.

Norwegian administrative practice further demonstrates that a judicial finding of a permitting defect does not automatically require operations to cease, and, as mentioned above, Nordic Mining continues to operate at Engebø subsequent to the Engebø Judgment. Blue Moon notes that a number of other examples of resource or infrastructure projects in Norway that were the subject of permitting challenge judgments Norwegian courts in recent years, including the Fosen wind-farm judgment in 2021 and the 2024 judgments concerning the Breidablikk, Tyrving and Yggdrasil petroleum developments, continued to operate while the Government of Norway addressed the identified legal defects to the challenged permits, and each of those projects remain in operation today.

The Nussir Project is a designated Strategic Project under the EU Critical Raw Materials Act—the only non-EU primary copper project so designated—a status the European Commission confers on projects it considers to be of public interest for the security of supply of strategic raw materials. Nordic Mining's Engebø project is not the subject of a similar designation. Increased domestic mineral production is also a stated objective of Norway's 2023 mineral strategy. The Supreme Court of Norway did not hold that sea disposal is unlawful, nor did it preclude the issue of a new permit providing for sea disposition on an updated basis. In any reassessment, Nussir’s designation as a Strategic Project under the EU Critical Raw Materials Act is directly relevant to the Nussir Project’s contribution to the security of supply of critical raw materials—an interest the EFTA Court has previously recognized as capable of constituting an overriding public interest under the EU Water Framework Directive.

While the Government of Norway received a Letter of Formal Notice of Enforcement from the EFTA Surveillance Authority ("ESA") in relation to the Engebø Judgment, which letter mentions Nussir, it is important to note that such letter is not a final court ruling and does not revoke the permit. The notice gives the Norwegian state an opportunity to respond, clarify, defend, amend, or remedy the alleged breach. In its July 3, 2026, response to the ESA, the Ministry of Climate and Environment stated that the Engebø Judgment requires the State to reassess the justification underlying the permit and that this reassessment is now underway. With respect to Repparfjord, the Ministry stated that, as part of that follow-up, it will consider whether the Engebø Judgment has any significance for the Nussir permit and expressly declined to treat the Engebø and Nussir permits as automatically equivalent.

There are a total of five mines in Norway that deposit tailings subaqueously and further sea deposits are approved for operations in the near future. Blue Moon is engaged with Norwegian authorities on these matters and is confident in the robustness of the Project's permits, which reflect current environmental documentation and were most recently amended in Q2 2026.

Construction is advancing on schedule to meet the production start date under the operating license: underground development commenced in June 2025, the EPC contract for the processing plant has been awarded, and production is targeted for 2027.

Date: News Release: Ticker Symbols:	August 13, 2026 26-29 TSXV: MOON; NASDAQ: BMM

Hartree/Oaktree Credit Facility and Project Financing Package – Strong Financial Position and No Default Risk

The Project's permits remain in force, and the Nussir permit has not been invalidated. The permitting matters raised in the Viceroy Report do not trigger the covenants described.

The Company remains very well capitalized with ample liquidity and continues to explore multiple alternatives to fund the development of its U.S. assets. The Company holds sufficient cash on its balance sheet to repay the US$12.5 million drawn portion of the credit facility or the full US$25 million facility. Repayment capacity is not contingent on the permitting matters raised in the Viceroy Report. The credit facility is not secured against its U.S. assets in Springer and Apex, which are debt free. Further technical disclosure will be made available for each asset as work progresses.

The Hartree copper concentrate offtake from Nussir holds no connection to Hartree’s separate participation as a global commodities company in Project Vault, with the copper concentrate expected to be processed at European smelters.

As of the current date, no precious metals streaming agreement has been closed or drawn under the previously announced memorandum of understanding with Hartree and Oaktree.

North American Portfolio – Strategic US Assets Including an APT Plant for Tungsten

In the second half of 2025, the Company had been looking for mill facilities in the western U.S. to allow for a direct-ship-ore arrangement for the ore coming out of the Blue Moon project in the U.S. (the "Blue Moon Project"). A large number of sites had been studied, the Springer complex being one of them. By the fall of 2025, the Springer complex looked to be the most promising. It has a processing plant and other ancillary facilities, is located near good roads and rail for transport and has good proximity to the Blue Moon Project. Full technical due diligence was done at the level of the mill, with multiple visits by both Blue Moon and consultants. The mining assets, being a less significant part of the complex, relied more on the historical resource information to make the investment decision. Since the Company’s October 2025 announcement of the MoU to acquire Springer, the cif Rotterdam / Baltimore tungsten price has increased from approximately $600/mtu APT to over $3,000/mtu APT, as quoted by Fastmarkets. This materially changes the economics of the tungsten mine restart, and highlights the importance of the APT plant at site, which is currently a strategic asset in the western world.

As to U.S. activities, far from being a “knee-jerk” move, the acquisitions are the product of a deliberate strategy to develop a hub-and-spoke business system around the well-located Springer metallurgical complex, being fed from various high-value critical minerals deposits in the western U.S. The execution of this strategy remains ongoing, but management and the board strongly believe that it can lead to significant creation for the benefit of Company shareholders. The value of delivering tungsten and germanium to the U.S. is mission-critical, and Springer and Apex are uniquely placed to deliver these metals over the coming years. The Company has received interest from significant strategic parties, several of which have completed site visits, with the view of completing one or more material commercialization transactions during 2026. Note that receiving such interest may or may not lead to concluding any outcome or agreement.

Given the scarcity of such brownfield tungsten assets associated with existing processing infrastructure in the current macroeconomic environment, significant value has been ascribed to Springer by third-party research analysts. The Company believes the replacement value of the Springer complex to be greater than its current enterprise value. The Company has since synergistically acquired other high-value projects in the western U.S. with a view to reducing development timelines and initial capital costs by leveraging the existing infrastructure at the Springer complex, targeting a hub-and-spoke business model.

Date: News Release: Ticker Symbols:	August 13, 2026 26-29 TSXV: MOON; NASDAQ: BMM

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders including Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Any forward-looking information contained in this news release represents management’s current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans. The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information.

The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.